SEGALL BRYANT & HAMILL TRUST

FILED VIA EDGAR

June 1, 2026

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Segall Bryant & Hamill Trust (CIK No. 357204) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Segall Bryant & Hamill Trust (the “Trust”) filed Post-Effective Amendment No. 151 to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Segall Bryant & Hamill Intermediate Fixed Income ETF on December 31, 2025 (SEC Accession No. 0001580642-25-008089) (the “Amendment”). The Trust has determined that the filing of the Amendment is no longer advisable to the Trust or its shareholders, and therefore, it is in the best interests of the Trust and the public that the filing be withdrawn. No securities were sold in connection with the offering. The Trust requests that the Amendment be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

It is the Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”) unless the Trust receives notice from the SEC otherwise.

Please direct any comments or questions concerning this letter to me at 513-869-4262.

Very truly yours,
SEGALL BRYANT AND HAMILL TRUST

By:	/s/ Maggie Bull
Maggie Bull, Secretary